SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Enbridge Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29250N105
(CUSIP Number)

Ginette Depelteau
Caisse de dépôt et placement du Québec
1000 place Jean-Paul-Riopelle, Montreal (Quebec), H2Z 2B3
Tel.: (514) 847-5901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2004
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act

(however, see the Notes).

  Name Of Reporting Persons
  I.R.S. Identification nos. of above persons (entities only)
  Caisse de dépôt et placement du Québec
  -------------------------------------------------------------------------------------------------------------
  Check the Appropriate Box if a Member of a Group (See Instructions)
  (a) [ ]
  (b) [ ]
  -------------------------------------------------------------------------------------------------------------
  SEC USE ONLY
  -------------------------------------------------------------------------------------------------------------
  Citizenship or Place of Organization
  Montreal (Quebec) Canada
  -------------------------------------------------------------------------------------------------------------
  Sole Voting Power
  2,141,090 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Voting Power

  16,600,000 Common Shares
  -------------------------------------------------------------------------------------------------------------

  Sole Dispositive Power
  2,141,090 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Shared Dispositive Power

  16,600,000 Common Shares
  -------------------------------------------------------------------------------------------------------------

  Aggregate Amount Beneficially Owned by Each Reporting Person
  18,741,090 Common Shares
  -------------------------------------------------------------------------------------------------------------
  Check if the Aggregate Amount In Row (9) Excludes Certain Shares
  (See Instructions) [ ]
  -------------------------------------------------------------------------------------------------------------
  Percent of Class Represented by Amount in Row (9)
  10.9%
  -------------------------------------------------------------------------------------------------------------
  Type of Reporting Person (See Instructions)
  CO
  -------------------------------------------------------------------------------------------------------------

Item 1

  Name of Issuer:

  This statement on Schedule 13G relates to the Common Shares of Enbridge Inc., a Canadian corporation.

  Address of Issuer's Principal Executive Offices:

The principal executive offices of Enbridge Inc. are located at 3000 Fifth Avenue Place, 425-1st Street SW, Calgary, Alberta, T2P 3L8, Canada.

Item 2

  Name of person filing: Caisse de dépôt et placement du Québec ("Caisse"), a legal person without share capital and a mandatory of the State of the Province of Québec, created by a special act of the Legislature of the Province of Québec

  Address or principal business office or, if none, residence: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3
  Citizenship: Canada
  Title of class of securities: Common Shares
  CUSIP No.: 29250N105

Item 3

Not applicable.

Item 4 - Ownership

  Amount Beneficially Owned: 18,741,090 Common Shares
  Percent of Class: 10.9%
  Number of shares as to which the Reporting Person has:

    sole power to vote or direct the vote: 2,141,090 Common Shares shared power to vote or direct the vote: 16,600,000 Common Shares sole power to dispose or to direct the disposition: 2,141,090 Common Shares shared power to dispose or to direct the disposition: 16,600,000 Common Shares

Item 5 - Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6 - Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

This statement on Schedule 13G is being by Caisse de dépôt et placement du Québec ("CDPQ") and relates to the Common Shares of Enbridge Inc. ("Enbridge").

CDPQ beneficially owns a 69.4% interest in the units of Capital Infragaz L.P., a limited partnership created under the Laws of the Province of Québec, the general partner of which being Capital d'Amérique CDPQ Inc., a company incorporated pursuant to the Laws of the Province of Québec and a wholly-owned subsidiary of CDPQ.

Capital Infragaz L.P. owns a 50.38% interest in the Common Shares of Noverco Inc., which owns (i) directly 14,928,000 Common Shares of Enbridge, representing approximately 8.6% of the issued and outstanding Common Shares of Enbridge, and (ii) indirectly through Gaz Métro Inc, a company incorporated pursuant to the Laws of the Province of Québec and a wholly-owned subsidiary of Noverco Inc., 1,672,000 Common Shares of Enbridge, representing approximately 1% of the issued and outstanding Common Shares of Enbridge, for an aggregate percentage of 9.6% of the issued and outstanding Common Shares of Enbridge. CDPQ may be deemed to control Noverco Inc., and therefore indirectly beneficially own the Enbridge common shares owned by Noverco Inc.

CDPQ, in addition to the 16,600,00 Common Shares of Enbridge beneficially owned by Noverco Inc., beneficially owns directly 2,141,090 Common Shares of Enbridge.

Item 8 - Identification and Classification of Members of the Group

Not applicable.

Item 9 - Notice of Dissolution of Group

Not applicable.

Item 10 - Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of the signatory's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Date: July 9, 2004

s/ Ginette Depelteau
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Signature

Ginette Depelteau, Vice-President and Corporate Secretary
Name / Title